Exhibit 99.1

Fly Leasing Closes New $180 Million Term Loan

DUBLIN, Ireland, October 15, 2020 – Fly Leasing Limited (NYSE: FLY) (“FLY”), a global leader in aircraft leasing, today announced it has closed a new $180 million Term Loan (the “2020 Term Loan”). The interest rate on the five-year term loan is LIBOR plus 6.00% with a 1.00% LIBOR floor. The financing was issued at an original issue discount of 4.5%. The 2020 Term Loan will be secured by 11 narrowbody aircraft owned by FLY and its subsidiaries, four of which are unencumbered and seven of which are currently financed in FLY’s 2012 Term Loan. The proceeds will be used for general corporate purposes.

“FLY is enhancing its liquidity position with the successful completion of a new $180 million term loan that attracted strong demand from a robust group of institutional lenders,” said Colm Barrington, CEO of FLY. “FLY does not have any aircraft orders or other foreseeable capital commitments. Additionally, FLY only has three aircraft remaining to be remarketed in 2020, representing 2.4% of net book value.”

Following completion of the financing of the collateral pool under the 2020 Term Loan and the anticipated transfers of certain unencumbered aircraft into the 2012 Term Loan, FLY will have a total of nine unencumbered narrowbody aircraft with a net book value of $204 million.

About FLY
FLY is a global aircraft leasing company with a fleet of modern, high-demand and fuel-efficient commercial jet aircraft. FLY leases its aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, a worldwide leader in aircraft lease management and financing. For more information visit www.flyleasing.com.

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Contact:

Matt Dallas
Fly Leasing Limited
+1 203-769-5916
ir@flyleasing.com